SUB-ITEM 77Q1: EXHIBIT

Dreyfus California Tax Exempt Money Market Fund (the “Fund”) merged into General California Municipal Money Market Fund (the “Acquiring Fund”) on March 16, 2007.

At a Special Meeting of Shareholders of the Fund held at the offices of The Dreyfus Corporation on March 1, 2007, shareholders voted to approve the Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund in a tax-free reorganization to the Acquiring Fund in exchange for Class A shares of the Acquiring Fund, having an aggregate net asset value equal to the value of the Fund’s net assets, and the assumption by the Acquiring Fund of the Fund’s stated liabilities (the “Reorganization”). Class A shares of the Acquiring Fund received by the Fund in the Reorganization were distributed by the Fund to its shareholders in liquidation of the Fund, after which the Fund ceased operations.